Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Rapid7, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-205716, 333-207395 and 333-210082) on Form S-8 of Rapid7, Inc. of our report dated March 9, 2017, with respect to the consolidated balance sheets of Rapid7, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of Rapid7, Inc.

/s/ KPMG LLP

Boston, Massachusetts

March 9, 2017